Filed by Howtek, Inc. pursuant to Rule 425 of the
                        Securities Act of 1933 and also deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934. Subject Company: Intelligent Systems Software Inc. Commission file no:-333-86454


News Release


For further information contact:


Gregory Stepic                                           Connie Webster
Vice President and Chief Financial Officer               Corporate Secretary
Intelligent Systems Software, Inc.                       Howtek, Inc.
(561) 994-4404                                           (603) 882-5200

     Intelligent Systems Software Believes R2 Technology Patent Infringement
                             Lawsuit Without Merit

June 5, 2002 - Intelligent Systems Software, Inc. (ISSI) and Howtek, Inc. (NASDAQ:HOWT) jointly announced today that R2 Technology, Inc. has filed a lawsuit against ISSI alleging that ISSI's MammoReader(TM) system infringes on certain R2 patents. The complaint was filed in United States District Court for the District of Delaware. The complaint asks for a permanent injunction against further infringement and unspecified damages.

W. Kip Speyer, ISSI's President and Chief Executive Officer, said: "Our patent counsel has reviewed the R2 patents and has advised Intelligent Systems that the patent infringement claims are without merit." Mr. Speyer said, "ISSI intends to vigorously defend the lawsuit."

According to Mr. Speyer and W. Scott Parr, Howtek's Chief Executive Officer, "the lawsuit is not expected to have an impact on the proposed merger of Howtek and ISSI."

In February 2002, ISSI announced that it had entered into a definitive agreement with Howtek, Inc. to merge ISSI into Howtek. The proposed merger is subject to the satisfaction of several conditions, including stockholder approval.

About Intelligent Systems Software, Inc.

ISSI, based in Boca Raton, Florida, is a privately held company solely dedicated to the development of products for medical image analysis. The MammoReader(TM) is the first product to be introduced by ISSI. More information about ISSI can be found at www.issicad.com.

About Howtek, Inc.

Howtek, based in Hudson, New Hampshire, designs, engineers, and manufactures digital image scanners, film digitizers and related software for applications in the medical imaging, women's health and photographic markets. More information about Howtek can be found at www.howtek.com.

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ADDITIONAL IMPORTANT INFORMATION

Howtek has filed a registration statement on Form S-4 with the Securities and Exchange Commission relating to the proposed merger of Howtek and ISSI. A proxy statement/prospectus relating to the proposed merger was included in the registration statement and is being mailed to stockholders of Howtek and ISSI who are entitled to vote on the merger. Security holders of Howtek and ISSI and potential investors are invited to read the proxy statement/prospectus regarding the proposed merger of Howtek and ISSI since it contains important information regarding the proposed transaction. Security holders of Howtek and ISSI and prospective investors may obtain a free copy of the proxy statement/prospectus and Howtek's Form 10-K for the fiscal year ended December 31, 2001 and Form 10-Q for the quarter ended March 31, 2002 which are being delivered to stockholders who are voting on the proposed merger, free of charge from the Securities and Exchange Commission's website at http://www.sec.gov. The proxy statement/prospectus and such other documents may also be obtained from Howtek free of charge by directing such requests to Howtek's Corporate Secretary at 21 Park Avenue, Hudson, NH 03051 or by calling Howtek's Corporate Secretary at
(603) 882-5200. Howtek and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Howtek with respect to the approval of the proposed merger. Information regarding such officers and directors, including their direct or indirect interests in the proposed merger arising from their securities holdings or otherwise, is set forth in or incorporated into the proxy statement/prospectus.

Certain statements contained in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the risks of uncertainty of litigation, the risks of uncertainty of stockholder and other approvals necessary to consummate the proposed merger, the risk that Howtek's and ISSI's businesses will not be successfully integrated if the merger is consummated, the effect of costs and accounting charges relating to the merger, and other economic, business, competitive and/or regulatory factors affecting Howtek's and ISSI's businesses generally which are detailed in the proxy statement/prospectus relating to the proposed merger and in Howtek's other filings with the Securities and Exchange Commission. The words "believe," "demonstrate," "intend," "expect," "estimate," "anticipate," "likely" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made.


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